                                                             Exhibit No. EX-99.7

These shares are held directly by the Irrevocable  Deed of Trust of James J. Kim for Alexandra Kim Panichello - 12/24/92,  of which the  Co-Trustees  are John T.
Kim and Susan Y. Kim, and are owned  indirectly by Susan Y. Kim as Co-Trustee and immediate  family member of, and sharing the same household with,  Alexandra Kim
Panichello, the beneficiary of this trust.